Exhibit 4.1

CERTIFICATE OF DESIGNATION OF

SERIES B CONVERTIBLE PREFERRED STOCK,

PAR VALUE $0.001 PER SHARE,

OF

dELiA*s, Inc.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board”) of dELiA*s, Inc., a Delaware corporation (hereinafter called the “Corporation”), with the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions having been fixed by the Board pursuant to authority granted to it under the Corporation’s Amended and Restated Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware:

WHEREAS, the Corporation’s Amended and Restated Certificate of Incorporation provides for a class of its authorized stock known as Preferred Stock, consisting of 25,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board is authorized by the Corporation’s Amended and Restated Certificate of Incorporation to fix the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock and the number of shares constituting any such series;

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board by the Amended and Restated Certificate of Incorporation of the Corporation, the Board hereby authorizes the issuance of 441,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Corporation and hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions relating to such shares, in addition to those set forth in the Amended and Restated Certificate of Incorporation of the Corporation, as follows:

Section 1. Designation. The shares of such series shall be designated “Series B Convertible Preferred Stock,” and the number of shares constituting such series shall be 441,000 (the “Series B Preferred Stock”). The number of shares of Series B Preferred Stock may be increased or decreased by resolution of the Board and the approval by the holders of a majority of the shares of the outstanding Series B Preferred Stock, voting as a separate class; provided that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares of such series then outstanding.

Section 2. Currency. All Series B Preferred Stock shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency. All references herein to “$” or “dollars” refer to United States currency.

Section 3. Ranking. The Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to each other class or series of shares of the Corporation that the Corporation may issue in the future the terms of which do not expressly provide that such class or series ranks equally with, or senior to, the Series B Preferred Stock, with respect to dividend rights and/or rights upon liquidation, winding up or dissolution, including, without limitation, the common stock of the Corporation, par value $0.001 per share (the “Common Stock”) and the Corporation’s Series A Junior Participating Preferred Stock (such junior stock being referred to hereinafter collectively as “Junior Stock”).

The Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank equally with each other class or series of shares of the Corporation that the Corporation may issue in the future the terms of which expressly provide that such class or series shall rank equally with the Series B Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution (“Parity Stock”).

The Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank junior to each other class or series of shares of the Corporation that the Corporation may issue in the future the terms of which expressly provide that such class or series shall rank senior to the Series B Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution (“Senior Stock”). The Series B Preferred Stock shall also rank junior to the Corporation’s existing and future indebtedness.

Section 4. Dividends.

(a) The holders of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds legally available therefor, dividends per share of Series B Preferred Stock of an amount equal to 6.0% per annum of the Stated Value (as herein defined) of each share of such Series B Preferred Stock then in effect, before any dividends shall be declared, set apart for or paid upon the Junior Stock (the “Dividends”). For purposes hereof, the term “Stated Value” shall mean $100 per share of Series B Preferred Stock.

(b) Dividends shall be payable in arrears. The first date on which Dividends shall be payable shall be February 18, 2015 (the “First Payment Date”), and, thereafter, Dividends shall be payable semi-annually in arrears only on February 18 and August 18 of each year (unless any such day is not a Business Day, in which event such Dividends shall be payable on the next succeeding Business Day, without accrual to the actual payment date), commencing on February 18, 2015 (such First Payment Date, and each such semi-annual payment date, being a “Dividend Payment Date,” and the period from the date of issuance of the Series B Preferred Stock to the first Dividend Payment Date and each such semi-annual period thereafter being a “Dividend Period”). The amount of Dividends payable on the Series B Preferred Stock for any period shall be computed on the basis of a 365-day year and the actual number of days elapsed. For the avoidance of doubt, on the First Payment Date the Company shall pay both (i) the dividend otherwise due on such date, and (ii) an additional dividend equal to the dividend which accrued in the first semi-annual period following the filing of this Certificate.

(c) Dividends, whether or not declared, shall begin to accrue and be cumulative from the Issue Date. If the Corporation does not pay any Dividend in full on any scheduled Dividend Payment Date, then Dividends thereafter will accrue at an annual rate of 8.0% of the Stated Value from such scheduled Dividend Payment Date to the date that all accumulated Dividends on the Series B Preferred have been paid in cash in full. For the avoidance of doubt, Dividends shall accumulate whether or not in any Dividend Period there have been funds of the Corporation legally available for the payment of such Dividends. By way of example, with respect to one share of Series B Preferred Stock, if the Dividend Payment Dates were February 15 and August 15, and on February 15 the Company fails to make the required $3 Dividend (i.e., 6% per annum on the $100 Stated Value), then on August 15 the Corporation owes $3 for the prior Dividend and $4 for the current Dividend.

(d) Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of Dividends then accumulated with respect to the Series B Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the Stated Value on all shares of Series B Preferred Stock held by each such holder. When Dividends are not paid in full upon the shares of Series B Preferred Stock, all Dividends declared on Series B Preferred Stock and any other Parity Stock shall be paid pro rata so that the amount of Dividends so declared on the shares of Series B Preferred Stock and each such other class or series of Parity Stock shall in all cases bear to each other the same ratio as accumulated Dividends (for the full amount of dividends that would be payable for the most recently payable dividend period if dividends were declared in full on non-cumulative Parity Stock) on the shares of Series B Preferred Stock and such other class or series of Parity Stock bear to each other.

(e) When and if declared, the Dividends shall be paid in cash.

(f) From and after the time, if any, that the Corporation shall have failed to pay in full all accumulated and unpaid Dividends for all prior Dividend Periods in accordance with this Section 4, without the consent of a majority of the holders of the Series B Preferred Stock, no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Stock, nor shall any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Stock) by the Corporation, directly or indirectly until all such Dividends have been paid in full.

(g) The Board may fix a record date for the determination of holders entitled to receive payment of the Dividends payable pursuant to this Section 4, which record date shall not be more than 60 days nor less than 10 days prior to the date on which any such Dividend is paid.

(h) Notwithstanding anything herein to the contrary, any Dividend payments made with respect to shares of Series B Preferred Stock will be made so long as such payments are permitted under the Credit Agreement; provided however, that for the avoidance of doubt, if Dividends are not paid on a Scheduled Payment Date because they are not permitted under the Credit Agreement, Dividends will accrue at an annual rate of 8.0% of the Stated Value from such scheduled Dividend Payment Date to the date that all accumulated Dividends on the Series B Preferred have been paid.

Section 5. Liquidation, Dissolution or Winding Up.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (each, a “Liquidation”), after satisfaction of all liabilities and obligations to creditors of the Corporation and before any distribution or payment shall be made to holders of any Junior Stock, each holder of Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) legally available therefor, an amount per share of Series B Preferred Stock equal to the Stated Value per share, plus, an amount equal to any Dividends accumulated but unpaid thereon (whether or not declared) through the date of Liquidation (the “Liquidation Preference”). Subject to Section 8(i), holders of Series B Preferred Stock will not be entitled to any other amounts from the Corporation after they have received the full amounts provided for in this Section 5(a) and will have no right or claim to any of the Corporation’s remaining assets. Notwithstanding anything herein to the contrary, any Dividend payments made with respect to shares of Series B Preferred Stock will be made so long as such payments are permitted under the Credit Agreement; provided, however, that for the avoidance of doubt, if accrued but unpaid Dividends are not paid on any date of Liquidation because Dividends are not permitted under the Credit Agreement, such accrued but unpaid Dividends will accrue at an annual rate of 8.0% until paid.

(b) If, in connection with any distribution described in Section 5(a) above, the assets of the Corporation or proceeds thereof are not sufficient to pay in full the Liquidation Preference payable on the Series B Preferred Stock and the corresponding amounts payable on the Parity Stock, then such assets, or the proceeds thereof, shall be paid pro rata in accordance with the full respective amounts which would be payable on such shares if all amounts payable thereon were paid in full.

(c) For purposes of Section 5(a), the merger or consolidation of the Corporation with or into any other corporation or other entity, or the sale, conveyance, license, lease or other disposition of all or substantially all of the assets of the Corporation shall constitute a Liquidation; provided however, that the holders of a majority of the Preferred Stock may declare that an event described in this Section 5(c) does not constitute a Liquidation and the holders of the Series B Preferred will receive the Conversion Price adjustment set forth in Section 8(e).

(d) If the Corporation does not pay any accrued but unpaid Dividends in full on any date of Liquidation, such accrued but unpaid Dividends will bear interest at rate of 8.0% per annum until paid in full.

Section 6. Voting Rights. The holders of the shares of Series B Preferred Stock shall be entitled to (i) vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) a number of votes per share of Series B Preferred Stock equal to the number of shares of whole shares of Common Stock into which each such share of Series B Preferred Stock is then convertible at the time of the related record date and (iii) notice of all stockholders’ meetings (or pursuant to any action by written consent) in accordance with the Corporation’s Amended and Restated Certificate of Incorporation and Bylaws as if the holders of Series B Preferred Stock were holders of Common Stock. Except as provided herein or by law, holders of Series B Preferred Stock shall vote together with the holders of Common Stock as a single class.

Section 7. Conversion.

(a) Mandatory Conversion by the Corporation. If, at any time beginning on the eighteenth (18) month anniversary of the Issue Date, the average of the Closing Price of the Common Stock equals or exceeds two times the Conversion Price (adjusted as described in Section 8) for a period of 30 Trading Days in any 45 consecutive Trading Day period (the Business Day immediately following such 30th Trading Day, the “Mandatory Conversion Date”), then at the Corporation’s election at any time thereafter, each share of Series B Preferred Stock shall be converted into that number of shares of Common Stock determined by dividing the Stated Value of such share of Series B Preferred Stock by the Conversion Price, plus the Corporation shall pay to the holders of the Series B Preferred Stock an amount of cash per share of Series B Preferred Stock equal to accrued but unpaid Dividends on such share through but excluding the Mandatory Conversion Date, out of surplus and from funds legally available therefor (the “Mandatory Conversion”); provided that the foregoing Mandatory Conversion may only be elected by the Corporation if (i) there is an effective registration statement covering all of the shares of Common Stock issuable upon such Mandatory Conversion, and (ii) the Common Stock is then trading on the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Market, or the NASDAQ Capital Market. If the Corporation does not pay any accrued but unpaid Dividends in full in cash on any Mandatory Conversion Date, such accrued but unpaid Dividends will bear interest at rate of 8.0% per annum until paid in full. Notwithstanding anything herein to the contrary, any such payments made with respect to shares of Series B Preferred Stock will be made so long as such payments are permitted under the Credit Agreement; provided, however, that for the avoidance of doubt, if accrued but unpaid Dividends are not paid on any Mandatory Conversion Date because Dividends are not permitted under the Credit Agreement, such accrued but unpaid Dividends will accrue at an annual rate of 8.0% until paid.

(b) Optional Conversion. At any time, each holder of Series B Preferred Stock shall have the right, at such holder’s option, to convert any or all of such holder’s shares of Series B Preferred Stock,

and the shares of Series B Preferred Stock to be converted shall be converted into that number of shares of Common Stock determined by dividing the Stated Value of such share of Series B Preferred Stock by the Conversion Price, plus the Corporation shall pay to the holders of the Series B Preferred Stock an amount in cash per share of Series B Preferred Stock equal to accrued but unpaid dividends on such shares through but excluding the applicable conversion date, out of surplus and from funds legally available therefor. If the Corporation does not pay any accrued but unpaid Dividends in cash in full on any Conversion Date (as defined below), such accrued but unpaid Dividends will bear interest at rate of 8.0% per annum until paid in full. Notwithstanding anything herein to the contrary, any such payments made with respect to shares of Series B Preferred Stock will be made so long as such payments are permitted under the Credit Agreement; provided, however, that for the avoidance of doubt, if accrued but unpaid Dividends are not paid on any Conversion Date because Dividends are not permitted under the Credit Agreement, such accrued but unpaid Dividends will accrue at an annual rate of 8.0% until paid.

(c) Conversion Price. The Conversion Price is subject to adjustment in accordance with Section 8.

(d) Conversion Procedures. A holder must do each of the following in order to convert its shares of Series B Preferred Stock pursuant to this Section 7:

(1) complete and manually sign the conversion notice provided by the Corporation, and deliver such notice to the Corporation;

(2) deliver to the Corporation the certificate or certificates representing the shares of Series B Preferred Stock to be converted (or, if such certificate or certificates have been lost, stolen or destroyed, a lost certificate affidavit and indemnity in form and substance reasonably acceptable to the Corporation);

(3) if required, furnish appropriate endorsements and transfer documents in form and substance reasonably acceptable to the Corporation; and

(4) if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Corporation pursuant to Section 7(h).

The “Conversion Date” means the date on which a holder complies in all respects with the procedures set forth in this Section 7(d).

(e) Effect of Conversion. Effective immediately prior to the Close of Business on the Conversion Date applicable to any shares of Series B Preferred Stock, dividends shall no longer accrue or be declared on any such shares of Series B Preferred Stock and such shares of Series B Preferred Stock shall cease to be outstanding.

(f) Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Common Stock and, to the extent applicable, cash, issuable upon conversion of Series B Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or cash as of the Close of Business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable holder with the relevant conversion procedures contained in Section 7(d) (and in any event no later than three Trading Days thereafter), the Corporation shall issue the number of whole shares of Common Stock issuable upon conversion. Such delivery of shares of Common Stock shall be made in certificated form. Any such certificate or certificates and any cash shall be delivered by the Corporation to the appropriate holder by mailing certificates evidencing the shares to the holders at their respective addresses as set forth in the conversion notice. If fewer than all of the shares of Series B Preferred Stock held by any holder are converted pursuant to Section 7(b), then a new certificate representing the unconverted shares of Series B Preferred Stock shall be issued to such holder concurrently with the issuance of the certificates representing the applicable shares of Common Stock. In the event that a holder shall not by written notice designate the name in which shares of Common Stock and, to the extent applicable, cash to be delivered upon conversion of shares of Series B Preferred Stock should be registered or paid, or the manner in which such shares and, if applicable, cash should be delivered, the Corporation shall be entitled to register and deliver such shares and, if applicable, cash in the name of the holder and in the manner shown on the records of the Corporation.

(g) Status of Converted or Acquired Shares. Shares of Series B Preferred Stock duly converted in accordance with this Certificate of Designation, or otherwise acquired by the Corporation in any manner whatsoever, shall be retired promptly after the acquisition thereof. All such shares shall upon their retirement and any filing required by the Delaware General Corporation Law become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Amended and Restated Certificate of Incorporation.

(h) Taxes. (1) The Corporation and its paying agent shall be entitled to withhold taxes on all payments on the Series B Preferred Stock or Common Stock or other securities issued upon conversion of the Series B Preferred Stock to the extent required by law. Prior to the date of any such payment, each holder of Series B Preferred Stock shall deliver to the Corporation or its paying agent a duly executed, valid, accurate and properly completed Internal Revenue Service Form W-9 or an appropriate Internal Revenue Service Form W-8, as applicable.

(2) The Corporation shall pay any and all documentary, stamp and similar issue or transfer tax due on (x) the issue of the Series B Preferred Stock and (y) the issue of shares of Common Stock upon conversion of the Series B Preferred Stock. However, in the case of conversion of Series B Preferred Stock, the Corporation shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or Series B Preferred Stock in a name other than that of the holder of the shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or duty, or has established to the satisfaction of the Corporation that such tax or duty has been paid.

(i) Compensation for Buy-In on Failure to Timely Deliver Certificates upon Conversion. If the Corporation fails to deliver to a holder of Series B Preferred Stock the applicable certificate or certificates, with respect to the Conversion Shares within three (3) Trading Days following each Conversion Date (the “Share Delivery Date”) (other than a failure caused by incorrect or incomplete information provided by such holder to the Corporation), and if after such Share Delivery Date such holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such holder of the Conversion Shares (a “Buy-In”), then the Corporation shall (A) pay in cash to such holder (in addition to any other remedies available to or elected by such holder) the amount by which (x) such holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased pursuant to such Buy-In exceeds (y) the product of (1) the number of shares of Common Stock subject to such Buy-In multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed) including brokerage commissions), and (B) at the option of such holder, either reissue (if surrendered) the shares of Series B Preferred Stock equal to the number of shares of Series B Preferred Stock submitted for conversion or deliver to such holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements. For example, if a holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series B Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such holder $1,000. The holder shall provide the Corporation written notice, within five (5) Trading Days after the occurrence of Buy-In, indicating the amounts payable to such holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a holder’s right to pursue any other remedies available to it hereunder, at law, or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of the Series B Preferred Stock as required pursuant to the terms hereof; provided, however, that the holder shall not be entitled to both (i) require the reissuance of the shares of Series B Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements set forth herein

Section 8. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while the Series B Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a Dividend on, the Series B Preferred Stock), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 8(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Subsequent Equity Sales. If the Corporation, at any time while the Series B Preferred Stock is outstanding, shall sell, grant any option to purchase, sell or grant any right to reprice its securities, or otherwise disposes of or issue any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at a price per share less than the then Conversion Price (such issuances collectively, a “Dilutive Issuance”), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the then Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustment will be made under this Section 8(b) in respect of an Exempt Issuance. Notwithstanding anything to the contrary in this Section 8(b), the Conversion Price will not be adjusted to a price that is less than $0.75 (as adjusted in accordance with Section 8(a) and Section 8(c)-(i)).

(c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 8(a) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of shares of Common Stock acquirable upon complete conversion of such holder’s Series B Preferred Stock immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(d) Pro Rata Distributions. During such time as the Series B Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the Series B Preferred Stock, then, in each such case, the holder shall be entitled to participate in such Distribution to the same extent that the holder would have participated therein if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series B Preferred Stock immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution.

(e) Fundamental Transaction. Subject to Section 5(c), if, at any time while the Series B Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of the Series B Preferred Stock, the holder shall have the right to receive, for each share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which the Series B Preferred Stock is convertible immediately prior to such Fundamental Transaction. For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder of Series B Preferred Stock shall be given the same choice as to the Alternate Consideration it receives upon any conversion of the Series B Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the holders new preferred stock consistent with the foregoing provisions and evidencing the holders’ right to convert such preferred stock into Alternate Consideration. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation in accordance with the provisions of this Section 8(e) pursuant to written agreements in form and substance reasonably satisfactory to the holder and approved by the holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of the Series B Preferred Stock, deliver to the holder in exchange for the Series B Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Series B Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of the Series B Preferred Stock (without regard to any limitations on the conversion of the Series B Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of the Series B Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation with the same effect as if such Successor Entity had been named as the Corporation herein.

(f) Other Events. If any event occurs of the type contemplated by the foregoing provisions of this Section 8 but not expressly provided for by such provisions, then the Board will make an appropriate adjustment to the Conversion Price so as to protect the rights of the holders of the Series B Preferred Stock; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 8.

(g) Limitation to Conversion Price Adjustment. All calculations under this Section 8 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 8, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(h) Notice to the Holders. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 8, the Corporation shall promptly deliver to each holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(i) Notice to Allow Conversion by Holder. In addition to any notices required pursuant to Section 8(h), if (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, or (F) any Liquidation not covered by the foregoing clauses, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Series B Preferred Stock, and shall cause to be delivered to each holder at its last address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange

Section 9. Negative Covenants. So long as the Lead Investor or Flatbush, as the case may be, beneficially owns (determined in accordance with Rule 13D-3 under the Exchange Act) at least ten percent (10%) of the Common Stock (on an as-converted basis), the Company shall not, without the prior written consent of the Lead Investor and/or Flatbush, as the case may be, take any of the following actions or engage in any of the following transactions: (a) if all accrued dividends on the Series B Preferred Stock shall not have been paid in full, declare or pay dividends on, or repurchase or redeem, any shares of capital stock of the Company; except for repurchases or deemed repurchases in connection with net or cashless exercise of options and issuances under the Rights Agreement; (b) authorize, create or issue any class or series of capital stock of the Corporation that ranks senior to or in parity with the Preferred Stock, including any additional Series B Preferred Stock; or (iii) amend, alter or repeal of any provision of the certificate of incorporation or bylaws of the Corporation that materially and adversely affects the rights, preferences, privileges or voting powers of the Series B Preferred Stock; provided, that an amendment to the certificate of incorporation of the Corporation to increase the number of authorized and unissued shares of Common Stock by an amount not less than the maximum number of Common Stock issuable upon conversion of the shares of Series B Preferred Stock, as well as an incremental increase in the number of authorized shares of Common Stock to be used, inter alia, in respect of the Corporation’s present or future compensation plans, shall not require the consent of the Lead Investor or Flatbush.

Section 10. Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding reserve and keep available, free from preemptive rights, for issuance upon the conversion of Series B Preferred Stock, such number of its authorized but unissued Common Stock as will from time to time be sufficient to permit the conversion of all outstanding Series B Preferred Stock. Prior to the delivery of any securities which the Corporation shall be obligated to deliver upon conversion of the Series B Preferred Stock, the Corporation shall comply with all applicable laws and regulations which require action to be taken by the Corporation.

Section 11. Fractional Shares. No fractional shares of Common Stock will be delivered to the holders of Series B Preferred Stock upon conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round such fraction up to the nearest whole share.

Section 12. Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to or at the Close of Business on a Business Day and electronic confirmation of receipt is received by the sender, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than the Close of Business on any Business Day, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Corporation, attention: General Counsel, or (ii) if to a holder of Series B Preferred Stock, to the address or facsimile number appearing on the Corporation’s stockholder records or such other address or facsimile number as such holder may provide to the Corporation in accordance with this Section 12.

Section 13. Certain Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings, unless the context otherwise requires:

“Alternate Consideration” shall have the meaning ascribed to it in Section 8(e).

“Board” shall have the meaning ascribed to it in the recitals.

“Business Day” shall mean a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York, New York generally are authorized or obligated by law, regulation or executive order to close.

“Capital Stock” shall mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by the Corporation.

“Certificate of Designation” shall mean this Certificate of Designation relating to the Series B Preferred Stock, as it may be amended from time to time.

“Close of Business” shall mean 5:00 p.m., New York City time, on any Business Day.

“Closing Price” shall mean (i) if the Common Stock is listed on a national securities exchange, the volume weighted average price per share of the Common Stock on the applicable Trading Day on the principal national securities exchange on which the Common Stock is listed or admitted to trading, (ii) if the Common Stock is not listed on a national securities exchange and if prices for the Common Stock are then quoted on the OTC Bulletin Board, the volume weighted average price per share of the Common Stock on the applicable Trading Day on the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, then a price per share of Common Stock calculated by reference to the fair market value of the Corporation as may be established by a nationally recognized third party valuation consultant mutually acceptable to the Corporation and the holders of a majority of the Preferred Stock, the cost of which valuation will be borne by the Corporation.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” shall have the meaning ascribed to it in Section 3.

“Common Stock Equivalents” means any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Date” shall have the meaning ascribed to it in Section 7(d).

“Conversion Price” means $0.80.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock in accordance with the terms hereof.

“Corporation” shall have the meaning ascribed to it in the recitals.

“Credit Agreement” means that certain credit agreement, dated as of June 14, 2013, by, among others, the Corporation, certain wholly-owned subsidiaries of the Corporation, and Salus Capital Partners, LLC, as amended and in effect from time to time.

“Dilutive Issuance” shall have the meaning ascribed to it in Section 8(b).

“Distribution” shall have the meaning ascribed to it in Section 8(d).

“Dividend” shall have the meaning ascribed to it in Section 4(a).

“Dividend Payment Date” shall have the meaning ascribed to it in Section 4(b).

“Dividend Period” shall have the meaning ascribed to it in Section 4(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exempt Issuance” shall mean, any issuances of (1) Capital Stock to employees, directors, officers or consultants of or to the Corporation or any of its Subsidiaries pursuant to a stock option or incentive compensation or similar plan outstanding as of the date hereof or, subsequent to the date hereof, approved by the Board or a duly authorized committee of the Board, (2) securities pursuant to any bona fide merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or any other direct or indirect acquisition by the Corporation, whereby the Corporation’s securities comprise, in whole or in part, the consideration paid by the Corporation in such transaction, (3) shares of Common Stock issued at a price equal to or greater than the Closing Price on the Trading Day immediately preceding the earlier of (x) the date on which the sale or issuance of the Series B Preferred Stock is publicly announced and (y) the date on which the price for such sale or issuance of the Series B Preferred Stock is agreed or fixed, and (4) securities convertible into, exercisable or exchangeable for shares of Common Stock issued with an exercise or conversion price equal to or greater than the Closing Price on the Trading Day immediately preceding the earlier of (x) the date on which the sale or issuance is publicly announced and (y) the date on which the price for such sale or issuance is agreed or fixed.

“Fundamental Transaction” shall have the meaning ascribed to it in Section 8(e).

“Issue Date” shall mean February 18, 2014, including, without limitation, with respect to any shares of Series B Preferred Stock issued in connection with the conversion of Secured Convertible Notes (the “Notes”) of the Corporation issued to the holders of Series B Preferred Stock on or about the Issue Date, without regard to when such shares of Preferred Stock are actually issued. For the avoidance of doubt, upon conversion of the Notes into shares of Series B Preferred Stock, Dividends shall be deemed to have started accruing on such shares as of the Issue Date, even though such shares were issued after the Issue Date

“Junior Stock” shall have the meaning ascribed to it in Section 3.

“Liquidation” shall have the meaning ascribed to it in Section 5(a).

“Liquidation Preference” shall have the meaning ascribed to it in Section 5(a).

“Mandatory Conversion” shall have the meaning ascribed to it in Section 7(a).

“Mandatory Conversion Date” shall have the meaning ascribed to it in Section 7(a).

“Parity Stock” shall have the meaning ascribed to it in Section 3.

“Person” shall mean any individual, company, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Stock” shall mean any and all series of preferred stock of the Corporation, including the Series B Preferred Stock.

“Purchase Rights” shall have the meaning ascribed to it in Section 8(c).

“Senior Stock” shall have the meaning ascribed to it in Section 3.

“Series B Preferred Stock” shall have the meaning ascribed to it in Section 1.

“Stated Value” shall have the meaning ascribed to it in Section 4(a).

“Subsidiary” means any company or corporate entity for which the Corporation owns, directly or indirectly, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of such company or corporate entity).

“Successor Entity” shall have the meaning ascribed to it in Section 8(e).

“Trading Day” shall mean any Business Day on which the Common Stock is traded, or able to be traded, on the principal national securities exchange on which the Common Stock is listed or admitted to trading.

Section 14. Headings. The headings of the paragraphs of this Certificate of Designation are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

Section 15. Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the record holder of any share of the Series B Preferred Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 16. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Corporation.

Section 17. Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, Registrar and Paying Agent for the Series B Preferred Stock shall be the Corporation. The Corporation may, in its sole discretion, cease to act as Transfer Agent, Conversion Agent, Registrar and Paying Agent for the Series B Preferred Stock; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such cessation. Upon any such cessation or appointment, the Corporation shall send notice thereof to the holders of the Series B Preferred Stock.

Section 18. Waiver. Any waiver by the Corporation or a holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other holders. The failure of the Corporation or a holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a holder must be in writing.

Section 19. Severability. If any term of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

Section 20. Other Rights. The shares of Series B Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Amended and Restated Certificate of Incorporation or as provided by applicable law and regulation.

RESOLVED, FURTHER, that the Chief Executive Officer or Secretary of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, dELiA*s, Inc. has caused this Certificate of Designation to be duly executed by its authorized corporate officer this 18th day of February, 2014.

dELiA*s, Inc.

By:
Name:
Title:

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